Intelligent Group Limited

VIA EDGAR

February 28, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Brian Fetterolf and Jennifer López Molina

Re:	Intelligent Group Limited
Registration Statement on Form F-1
Filed May 23, 2023, as amended
File No. 333-272136

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intelligent Group Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 pm ET on February 28, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Wai Lau
Wai Lau
Chief Executive Officer

cc:	Loeb & Loeb LLP
Haneberg Hurlbert PLC